FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
FISCAL 2004 YEAR END RESULTS

Net Income of $0.04 US [$0.05Cdn] per share

VANCOUVER, CANADA, May 25, 2005, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2004 fiscal year ended February 28, 2005.

Net Income was $626,000US [$806,000Cdn] versus a net loss of $1,847,000US ($2,523,000Cdn) or $0.12 US [$0.17Cdn] per share in the prior fiscal year. That is an improvement of almost $2,500,000US [$3,329,000Cdn]. Gross revenue for the year was $34,416,000US [$44,355,000Cdn] versus $41,774,000US [$57,050,000Cdn] the prior year. As noted on several prior occasions, the decrease in year over year revenues is directly attributable to (1) the discontinuance of the marginally profitable Little Debbie’s® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there.

Leading Brands Chairman and CEO Ralph McRae said: “We are pleased with the turnaround that we were able to engineer this past year. Our plants are running very well, our Canadian margins have improved markedly and our US distribution business is back on its feet and growing strong.”

Mr. McRae added: “In my view, the most impressive number to be drawn from these results is the change in Income Before Income Taxes, which improved almost $2,840,000US [$3,816,000Cdn] year over year.”

Mr. McRae continued: “You will also note a small but important change in our financial statement presentation this year. After 'Gross Sales' we have specifically identified, and deducted, 'Discounts, Allowances and Rebates' producing an amount for 'Net Sales'. We have changed the presentation for the prior comparative years to match. We believe this provides the statement reader with better information concerning our sales and promotion efforts and hope you agree.”

Mr. McRae concluded: “Our negative revenue trend has all but reversed itself now. The Company’s US sales volume is growing dramatically once again, but this time at sustainable margins.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Wednesday, May 25, 2005, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

                   1-416-641-6701

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue Blueberry Cocktail™, TREK®, Soy2O™, Pez® 100% Juices , Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals™, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)

	February 28	February 29
	2005	2004

Gross sales	$44,355,146	$57,050,171
Less: Discounts, allowances and rebates	(1,095,022)	(1,333,809)
Net sales	43,260,124	55,716,362

Expenses (Income)
Cost of sales	30,342,666	42,887,609
Operations, selling, general & administration expenses	11,053,059	13,476,583
Depreciation and amortization	1,236,653	1,629,664
Interest expense	406,192	463,833
Other	(840,290)	12,405
Total Expenses	42,198,280	58,470,094

Net income (loss) before taxes	1,061,844	(2,753,732)
Income tax – current	4,756	(5,385)
Income tax – provision future income tax	(260,272)	1,099,912
Net income (loss) after income taxes	806,328	(1,659,205)

Write down of deferred costs	-	(863,912)
Net Income (Loss)	806,328	(2,523,117)

Deficit, beginning of period, as previously reported	(25,735,980)	(23,212,863)
Adjustment for change in accounting for
stock-based compensation	(1,117,113)	-
Accumulated deficit, beginning of period, as restated	(26,853,093)	(23,212,863)

Deficit, end of period	(26,046,765)	(25,735,980)

Earnings (Loss) Per Share
Basic	$0.05	$(0.17)
Diluted	$0.05	$(0.17)

Weighted average number of shares outstanding	15,042,035	14,949,575

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN UNITED STATES DOLLARS)

	February 28	February 29
	2005	2004

Gross sales	$34,415,849	$41,773,575
Less: Discounts, allowances and rebates	(849,645)	(976,649)
Net sales	33,566,204	40,796,926

Expenses (Income)
Cost of sales	23,543,348	31,403,389
Operations, selling, general & administration expenses	8,576,241	9,867,894
Depreciation and amortization	959,538	1,193,281
Interest expense	315,170	339,630
Other expense (income)	(651,995)	9,083
Total Expenses	32,742,302	42,813,277

Net income (loss) before taxes	823,902	(2,016,351)
Income tax – current	3,690	(3,943)
Income tax – provision future income tax	(201,949)	805,383
Net income (loss) after income taxes	625,643	(1,214,911)

Write down of deferred costs	-	(632,579)
Net Income (Loss)	625,643	(1,847,490)

Deficit, beginning of period, as previously reported	(17,524,051)	(15,676,561)
Adjustment for change in accounting for
stock-based compensation	(836,350)
Accumulated deficit, beginning of period, as restated	(18,360,401)	(15,676,561)

Deficit, end of period	(17,734,758)	(17,524,051)

Earnings (Loss) Per Share
Basic	$0.04	$(0.12)
Diluted	$0.04	$(0.12)

Weighted average number of shares outstanding	15,042,035	14,949,575